UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 10, 2023

(Date of earliest event reported)

CLOUDASTRUCTURE. INC.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 SE 2nd Ave, Suite 300

Miami, FL 33131

(Mailing Address of principal executive offices)

(650) 644-4160

(Issuer’s telephone number, including area code)

Units

Warrants

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On July 10, 2023, Cloudastructure, Inc. (the “Company”) and the Company’s CEO and founder, Rick Bentley, each separately received a “Wells Notice” from the enforcement staff (the “Staff”) of the Securities and Exchange Commission’s Division of Enforcement (“SEC”), stating that the Staff has made a preliminary determination to recommend that the SEC file a civil enforcement action against each of the Company and Mr. Bentley alleging violations of Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 10(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act”), and Rules 10b-5(a), (b) and (c) under the Exchange Act. The Wells Notices are related to the previously disclosed subpoenas that the Company received from the SEC in a matter captioned In the Matter of Certain Reg-A Issuers (see Note 7 to the Company’s consolidated financial statements included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2022). A Wells Notice is not a formal allegation or a finding of wrongdoing but is a preliminary determination by the Staff to recommend to the SEC that a civil enforcement action or administrative proceeding be brought against the recipient.

If the SEC were to authorize an action against the Company or Mr. Bentley, it could seek an order enjoining the Company and/or Mr. Bentley from engaging in future violations of certain provisions of the federal securities laws, imposing civil monetary penalties and disgorgement, and/or providing for other equitable relief within the SEC’s authority. If any such action results in the issuance of an SEC order to cease and desist from committing or causing a violation or future violation of Section 17(a)(1) of the Securities Act or Section 10(b) of the Exchange Act, the Company and/or Mr. Bentley would be subject to the disqualification provisions of Rule 262(a)(5) of the Securities Act and would be deemed to be “bad actors” under that rule. If that were to happen, the Company would be ineligible to use Regulations A, D and Crowdfunding to raise capital for up to five years. If the Company is unable to raise additional capital, our successful operation and growth could be impeded.

The results of the Wells Notice process and any corresponding enforcement action, including the costs, timing, and other potential consequences of responding and complying with the Wells Notices, are unknown at this time.

The SEC’s actions can subject us to substantial costs and divert resources and the attention of management from our business. If these actions are successful, our business could be seriously harmed. Even if the actions anticipated by the Wells Notices do not result in protracted litigation or are resolved in our favor, the time and resources needed to resolve such actions could divert our management’s resources and adversely affect our business. Furthermore, publicity surrounding any civil action that may be brought by the SEC, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows. We cannot predict what impact, if any, these matters may have on the Company’s business, financial condition, results of operations and cash flow, though they may be material.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cloudastructure, Inc.

By: /s/ Richard Bentley

Name: Richard Bentley

Title: Chief Executive Officer

Date: July 18, 2023

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